Mail Stop 3561

May 23, 2006

John F. Ward
Chairman and Chief Executive Officer
Russell Corporation
3330 Cumberland Blvd., Suite 800
Atlanta, GA 30339

> **Re:** **Russell Corporation**
> **Preliminary Proxy Material on Schedule 14A**
> **Filed May 2, 2005**
> **File No. 1-05822**

Dear Mr. Ward:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger, page 21

1. We note your disclosure on page 23 in your proxy that Mr. Ward voted against the proposed merger. Please revise your disclosure to provide more information concerning his reasons for his dissenting vote. In this regard, we note Mr. Ward's statement quoted in your press release of April 17, 2006 that, "Russell will be better positioned against our worldwide competitors in all three segments of our business and that includes apparel, sports equipment and athletic shoes."

Reasons for the Merger and Recommendations of the Russell Corporation …, page 24

2. Please expand your discussion to include what weight the board gave to the dissent of Mr. Ward to the merger and what factors it considered in evaluating Mr. Ward's dissent.

***

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, David Mittelman, Legal Branch Chief, at (202) 551-3214 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Nancy A. Lieberman
        Fax (212) 735-2000